Exhibit 99.1

November 13, 2025

Globant Reports 2025 Third Quarter Financial Results

LUXEMBOURG / November 13, 2025 - Globant (NYSE: GLOB) today announced results for the three and nine months ended September 30, 2025.

“We remain committed to our long-term growth strategy, deeply rooted in our differentiated value proposition based on four pillars: our AI Pods, subscription model, AI Studios, and Globant Enterprise AI platform. During this past quarter, we announced AI-transformational projects for several of our top clients from industries like energy, sports and gaming, which shows the strong results of our focus on high potential 100-squared accounts. Our approach will remain clear: to be the partner of choice for organizations looking to implement AI across multiple layers. This vision, combined with our entrepreneurial culture, will continue to position us as leaders as we execute AI implementations that are both tangible and meaningful,” said Martín Migoya, Globant’s CEO and co-founder.

“Globant delivered top-line results of $617.1 million, exceeding guidance while maintaining a prudent and healthy balance sheet. We successfully expanded profitability and generated $67.5 million of free cash flow during the third quarter. Despite currency headwinds, our adjusted operating margin increased to 15.5%, a 50-basis-point sequential rise. During the quarter we also announced a share repurchase plan, as part of our capital allocation strategy,” explained Juan Urthiague, Globant’s CFO.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

Third Quarter 2025 Financial Highlights

•	Revenues rose to $617.1 million, representing 0.4% year-over-year growth.
•	IFRS Gross Profit Margin was 34.8% compared to 36.2% in the third quarter of 2024.
•	Non-IFRS Adjusted Gross Profit Margin was 38.1% compared to 38.5% in the third quarter of 2024.
•	IFRS Profit from Operations Margin was 9.1% compared to 10.6% in the third quarter of 2024.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.5% compared to 15.6% in the third quarter of 2024.
•	IFRS Diluted EPS was $0.73 compared to $0.98 in the third quarter of 2024.
•	Non-IFRS Adjusted Diluted EPS was $1.53 compared to $1.63 in the third quarter of 2024.

Nine months ended September 30, 2025 Financial Highlights

•	Revenues rose to $1,842.4 million, representing 3.9% year-over-year growth.
•	IFRS Gross Profit Margin was 35.0% compared to 35.8% in the first nine months of 2024.
•	Non-IFRS Adjusted Gross Profit Margin was 38.1% compared to 38.2% in the first nine months of 2024.
•	IFRS Profit from Operations Margin was 6.1% compared to 9.4% in the first nine months of 2024.

•	Non-IFRS Adjusted Profit from Operations Margin was 15.1% compared to 15.2% in the first nine months of 2024.
•	IFRS Diluted EPS was $1.35 compared to $2.88 in the first nine months of 2024.
•	Non-IFRS Adjusted Diluted EPS was $4.57 compared to $4.67 in the first nine months of 2024.

Other Metrics as of and for the quarter ended September 30, 2025

•	Cash and cash equivalents and Short-term investments were $167.0 million as of September 30, 2025.
•	Globant completed the third quarter of 2025 with 29,020 Globers, 27,123 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the third quarter of 2025 was as follows: 53.8% from North America (top country: US), 19.9% from Latin America (top country: Argentina), 19.4% from Europe (top country: Spain) and 6.9% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the third quarter of 2025 represented 8.7%, 20.7% and 29.5% of revenues, respectively.
•	During the twelve months ended September 30, 2025, Globant served a total of 978 customers (with revenues over $100,000 in the last twelve months) and continued to increase its wallet share, with 339 accounts generating more than $1 million of annual revenues, compared to 331 for the same period one year ago.
•	In terms of currencies, 63.2% of Globant’s revenues for the third quarter of 2025 were denominated in US dollars.

2025 Fourth Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and the full year of 2025:

•	Fourth quarter 2025 Revenues are estimated to be at least $605.0 million, or -5.8% year-over-year growth. This expected growth includes a positive FX impact of 150 basis points.
•	Fourth quarter 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be at least 15.0%.
•	Fourth quarter 2025 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.53 (assuming an average of 45.2 million diluted shares outstanding during the fourth quarter).
•	Fiscal year 2025 Revenues are estimated to be at least $2,447.4 million, implying at least 1.3% year-over-year revenue growth. This expected growth includes a positive FX impact of 30 basis points.
•	Fiscal year 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be at least 15.0%.
•	Fiscal year 2025 Non-IFRS Adjusted Diluted EPS is estimated to be at least $6.12 (assuming an average of 45.2 million diluted shares outstanding during 2025).

Shareholder Letter, Conference Call and Webcast

A shareholder letter will be available in the Investor Relations section of Globant’s website.

1 Represents Asia, Oceania and the Middle East.

Martin Migoya, Chief Executive Officer & co-founder, Diego Tártara, Chief Technology Officer, and Juan Urthiague, Chief Financial Officer, will discuss the results in a video conference call and a live Q&A session beginning today at 4:30 pm ET.

Video conference call access information is:

https://more.globant.com/F3Q25EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we help organizations thrive in a digital and AI-powered future. Our industry-focused solutions combine technology and creativity to accelerate enterprise transformation and design experiences customers demand. Through digital reinvention, our subscription-based AI Pods, and Globant Enterprise AI platform, we turn challenges into measurable business results and promised savings into real impact.

We have more than 29,000 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS Accounting Standards. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, business optimization costs, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of September 30, 2025 and December 31, 2024 and its condensed interim consolidated statements of comprehensive income for the three and nine months ended September 30, 2025 and 2024, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, business optimization costs, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine Months Ended		Three Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenues	1,842,408	1,773,206	617,143	614,667
Cost of revenues	(1,196,778)	(1,139,161)	(402,384)	(392,392)
Gross profit	645,630	634,045	214,759	222,275

Selling, general and administrative expenses	(472,905)	(460,877)	(151,667)	(154,178)
Net impairment losses on financial assets	(8,557)	(8,994)	(2,218)	(3,667)
Business Optimization Costs	(51,990)	—	(4,410)	—
Other operating income and expenses,	—	2,738	—	777
Profit from operations	112,178	166,912	56,464	65,207

Finance income	3,375	3,876	1,452	1,349
Finance expense	(30,605)	(20,536)	(10,006)	(7,034)
Other financial results, net	2,656	7,341	1,795	1,735
Financial results, net	(24,574)	(9,319)	(6,759)	(3,950)

Share of results of investment in associates	27	161	21	105
Other income and expenses, net	(4,679)	6,142	(1,294)	(4,464)
Profit before income tax	82,952	163,896	48,432	56,898

Income tax	(21,993)	(34,401)	(14,244)	(11,357)
Net income for the period	60,959	129,495	34,188	45,541

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	80,680	(20,458)	303	22,555
- Net change in fair value on financial assets measured at FVOCI	(5,798)	1,019	—	—
- Gains and losses on cash flow hedges	9,639	(12,768)	(3,519)	365
Total comprehensive income for the period	145,480	97,288	30,972	68,461

Net income attributable to:
Owners of the Company	61,354	127,324	33,102	43,606
Non-controlling interest	(395)	2,171	1,086	1,935
Net income for the period	60,959	129,495	34,188	45,541

Total comprehensive income for the period attributable to:
Owners of the Company	139,565	94,864	29,991	64,266
Non-controlling interest	5,915	2,424	981	4,195
Total comprehensive income for the period	145,480	97,288	30,972	68,461
Earnings per share
Basic	1.39	2.94	0.74	1.00
Diluted	1.35	2.88	0.73	0.98
Weighted average of outstanding shares (in thousands)
Basic	44,286	43,248	44,502	43,419
Diluted	45,374	44,271	45,589	44,442

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of September 30, 2025 and December 31, 2024

(In thousands of U.S. dollars, unaudited)

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	154,906	142,093
Investments	12,048	13,992
Trade receivables	648,361	605,002
Other assets	40,238	20,420
Other receivables	88,660	53,939
Other financial assets	7,180	3,100
Total current assets	951,393	838,546

Non-current assets
Investments	2,398	2,212
Other assets	4,907	4,750
Other receivables	41,874	40,784
Deferred tax assets	88,272	80,811
Investment in associates	1,643	1,648
Other financial assets	43,275	41,403
Property and equipment	143,504	154,755
Intangible assets	365,469	378,024
Right-of-use assets	98,021	122,884
Goodwill	1,605,430	1,483,443
Total non-current assets	2,394,793	2,310,714
TOTAL ASSETS	3,346,186	3,149,260

LIABILITIES
Current liabilities
Trade payables	112,170	114,743
Payroll and social security taxes payable	211,176	239,440
Borrowings	20,328	1,601
Other financial liabilities	90,639	77,976
Lease liabilities	25,270	29,736
Tax liabilities	22,009	36,916
Income tax payable	9,613	6,520
Other liabilities	839	231
Total current liabilities	492,044	507,163

Non-current liabilities
Trade payables	4,299	2,006
Borrowings	351,950	290,935
Other financial liabilities	110,382	168,163
Lease liabilities	76,570	87,887
Deferred tax liabilities	34,698	29,776
Income tax payable	4,881	6,625
Payroll and social security taxes payable	3,777	5,187
Provisions for contingencies	23,488	18,169
Total non-current liabilities	610,045	608,748
TOTAL LIABILITIES	1,102,089	1,115,911

Capital and reserves
Issued capital	53,447	52,837
Additional paid-in capital	1,262,874	1,193,029
Other reserves	(66,545)	(144,756)
Retained earnings	924,175	862,821
Total equity attributable to owners of the Company	2,173,951	1,963,931
Non-controlling interests	70,146	69,418
Total equity	2,244,097	2,033,349
TOTAL EQUITY AND LIABILITIES	3,346,186	3,149,260

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	September 30, 2025	September 30, 2024
Net Income for the period	34,188	45,541
Non-cash adjustments, taxes and others	80,801	76,819
Changes in working capital	(22,898)	(31,823)
Cash flows from operating activities	92,091	90,537
Capital expenditures	(24,613)	(20,810)
Cash flows from investing activities	(27,236)	(89,596)
Cash flows from financing activities	(73,287)	41,044
Net increase/decrease in cash & cash equivalents	(8,432)	41,985

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine Months Ended		Three Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Reconciliation of adjusted gross profit
Gross profit	645,630	634,045	214,759	222,275
Depreciation and amortization expense	33,456	25,415	11,215	9,457
Share-based compensation expense - Equity settled	22,164	18,010	8,961	5,109
Adjusted gross profit	701,250	677,470	234,935	236,841
Adjusted gross profit margin	38.1%	38.2%	38.1%	38.5%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(472,905)	(460,877)	(151,667)	(154,178)
Depreciation and amortization expense	88,459	74,751	28,865	24,244
Share-based compensation expense - Equity settled	37,212	42,722	9,552	16,008
Acquisition-related charges (a)	15,957	17,230	3,751	1,646
Adjusted selling, general and administrative expenses	(331,277)	(326,174)	(109,499)	(112,280)
Adjusted selling, general and administrative expenses as % of revenues	(18.0)%	(18.4)%	(17.7)%	(18.3)%

Reconciliation of adjusted profit from operations
Profit from operations	112,178	166,912	56,464	65,207
Share-based compensation expense - Equity settled	59,376	60,732	18,513	21,117
Acquisition-related charges (a)	54,703	42,668	16,226	9,788
Business optimization costs (b)	51,990	—	4,410	—
Adjusted profit from operations	278,247	270,312	95,613	96,112
Adjusted profit from operations margin	15.1%	15.2%	15.5%	15.6%

Reconciliation of net income for the period
Net income for the period	61,354	127,324	33,102	43,606
Share-based compensation expense - Equity settled	58,873	60,618	18,495	21,192
Acquisition-related charges (a)	78,736	41,334	24,470	14,954
Business optimization costs (b)	50,876	—	4,423	—
Tax effect of non-IFRS adjustments	(42,552)	(22,516)	(10,741)	(7,399)
Adjusted net income	207,287	206,760	69,749	72,353
Adjusted net income margin	11.3%	11.7%	11.3%	11.8%

Calculation of adjusted diluted EPS
Adjusted net income	207,287	206,760	69,749	72,353
Diluted shares	45,374	44,271	45,589	44,442
Adjusted diluted EPS	4.57	4.67	1.53	1.63

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.
(b)	One-time charges for the three and nine months ended September 30, 2025 related to the Company’s Business Optimization Program initiated in April 2025. These charges, primarily related to workforce resizing and office reductions, have been excluded from non-IFRS results as these are one-time and unusual in nature.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Total Employees	29,998	31,280	31,102	30,084	29,020
IT Professionals	27,927	29,198	29,022	28,097	27,123

North America Revenues %	55.7	55.2	55.5	54.1	53.8
Latin America Revenues %	21.8	20.4	19.6	19.7	19.9
Europe Revenues %	17.6	17.7	18.2	19.6	19.4
New Markets Revenues %	4.9	6.7	6.7	6.6	6.9

USD Revenues %	66.6	64.8	67.2	64.1	63.2
Other Currencies Revenues %	33.4	35.2	32.8	35.9	36.8

Top Customer %	9.1	9.1	8.8	8.6	8.7
Top 5 Customers %	21.0	19.8	20.0	20.3	20.7
Top 10 Customers %	30.1	29.3	29.1	29.3	29.5

Customers Served (Last Twelve Months)*	969	1,012	1,004	981	978
Customers with >$1M in Revenues (Last Twelve Months)	331	346	341	339	339

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Gregorio Lascano, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant